Mail Stop 4628
                                                           August 22, 2018

Via Email
Russell T. Kelley, Jr.
Chief Financial Officer
Extraction Oil & Gas, Inc.
370 17th Street, Suite 5300
Denver, Colorado 80202

       Re:     Extraction Oil & Gas, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2017
               Filed February 27, 2018
               File No. 001-37907

Dear Mr. Kelley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 2. Business and Properties, page 7

Oil, Natural Gas and NGL Data, page 11

Proved Undeveloped Reserves ("PUDs"), page 13

1. Your discussion of changes in PUDs indicates that you converted 43,798 MBoe to proved developed producing reserves during 2017 but appears to omit other changes in your reported PUD volumes that occurred during the year. Review and revise this disclosure as necessary to disclose all material changes in proved undeveloped reserves that occurred during the year. See Item 1203(b) of Regulation S-K.

2. Disclosure in your 2017 10-K indicates that you had 97 drilled but uncompleted wells on a one-mile equivalent basis as of December 31, 2017, while disclosure in your 2016 10-K
 Russell T. Kelley, Jr.
Extraction Oil & Gas, Inc.
August 22, 2018
Page 2

        indicates that you had 92 such wells as of December 31, 2016. Separately, disclosure in your 2017 10-K indicates that you drilled 186 gross wells and completed 198 gross wells during 2017. Please provide us with a supplemental reconciliation of your beginning and ending drilled but uncompleted wells, on an actual well basis, for 2017. As part of your response, indicate the reserve quantities associated with drilled but uncompleted locations as of the beginning and end of 2017.

3. Tell us whether you consider drilled but uncompleted wells to be developed for purposes of classifying reserves as developed or undeveloped and for purposes of evaluating compliance with the five year limitation on proved undeveloped reserves. To the extent you consider the wells to be developed for these purposes, explain to us the basis for this view. As part of your response, for uncompleted wells as of December 31, 2017, tell us the remaining costs to complete the wells and how those costs compare to the costs of a new well. Additionally, describe, in reasonable detail, the remaining work necessary to complete the wells and the specific schedule under which that work will be completed.

Item 8. Financial Statements and Supplemental Data, page 88

Notes to Consolidated Financial Statements, page 97

Note 15   Supplemental Oil and Gas Reserve Information (Unaudited), page 132

4. Your disclosure of the principal sources of change in your standardized measure of discounted future net cash flows includes an adjustment for "Other." Provide us with a reasonably detailed description of the nature of this adjustment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202)
551-3489 with any questions.


                                                             Sincerely,

                                                             /s/ Brad Skinner

                                                             Brad Skinner
                                                             Senior Assistant
Chief Accountant
                                                             Office of Natural
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